Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial

Results for the Third Quarter of 2017

-Teleconference to be Held on Wednesday, November 29, 2017 at 8:00 am

EST-

BEIJING, November 28, 2017 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL, “Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three and nine months ended September 30, 2017.

Highlights

•	Net sales during the third quarter ended September 30, 2017 were RMB73.9 million or US$11.1 million, compared to RMB61.6 million during the same period in 2016, representing an increase of RMB12.3 million or 20.0%.

•	Sales of specialty films in the third quarter ended September 30, 2017 were RMB28.5 million or US$4.3 million or 38.6% of our total revenues as compared to RMB22.7 million or 36.8% in the same period of 2016, which was an increase of RMB5.8 million, or 25.6% as compared to the same period in 2016.

•	Our gross profit was RMB6.7 million or US$1.0 million for the third quarter ended September 30, 2017, representing a gross profit margin of 9.1%, as compared to a gross profit margin of 1.7% for the same period in 2016.

•	Basic and diluted net loss per share was RMB3.70 (US$0.56) and RMB4.11 for the three-month period ended September 30, 2017 and 2016, respectively.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “While we continue to face strong competition from emerging and incumbent players in the marketplace, which has led to oversupply relative to demand in the marketplace, we are encouraged by positive trends in the increased net sales, especially the sales of specialty films. We believe our commitment to innovation and R&D has expanded our end-user applications that will enable the Company to capitalize on these opportunities despite challenging industry and economic conditions.”

Third Quarter 2017 Results

Net sales during the third quarter ended September 30, 2017 were RMB73.9 million or US$11.1 million, compared to RMB61.6 million during the same period in 2016, representing an increase of RMB12.3 million or 20.0%. The increase of average sales price caused an increase of RMB8.7 million and the sales volume increase caused an increase of RMB3.6 million.

In the third quarter of 2017, sales of specialty films were RMB28.5 million or US$4.3 million or 38.6% of our total revenues as compared to RMB22.7 million or 36.8% in the same period of 2016, which was an increase of RMB5.8 million, or 25.6% as compared to the same period in 2016. The increase in average sales price caused an increase of RMB0.1 million and the increase in the sales volume caused an increase of RMB5.7 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2017		% of Total	Three-Month Period Ended September 30, 2016	% of Total
	RMB	US$		RMB
Stamping and transfer film	29,588	4,447	40.0%	23,715	38.4%
Printing film	7,068	1,062	9.6%	7,173	11.7%
Metallization film	1,874	282	2.5%	1,634	2.7%
Specialty film	28,487	4,282	38.6%	22,666	36.8%
Base film for other application	6,839	1,028	9.3%	6,373	10.4%

	73,857	11,101	100.0%	61,560	100.0%

Overseas sales were RMB15.2 million or US$2.3 million, or 20.6% of total revenues, compared with RMB11.4 million or 18.4% of total revenues in the third quarter of 2016. This is an increase of RMB3.8 million. The increase in average sales price caused an increase of RMB1.1 million and the increase in sales volume resulted in an increase of RMB2.7 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2017		% of Total	Three-Month Period Ended September 30, 2016	% of Total
	RMB	US$	RMB
Sales in China	58,614	8,810	79.4%	50,205	81.6%
Sales in other countries	15,243	2,291	20.6%	11,355	18.4%

	73,857	11,101	100.0%	61,560	100.0%

Our gross profit was RMB6.7 million or US$1.0 million for the third quarter ended September 30, 2017, representing a gross profit margin of 9.1%, as compared to a gross profit margin of 1.7% for the same period in 2016. Correspondingly, gross profit rate increased by 7.4 percentage point compared to the same period in 2016 mainly due to the increase of average sales price.

Operating expenses for the third quarter ended September 30, 2017 were RMB16.3 million or US$2.5million, which was RMB3.6 million, or 28.3% higher than the same period in 2016. This increase was mainly due to increased expenses on research and development.

Net loss attributable to the Company during the third quarter ended September 30, 2017 was RMB12.1 million or US$1.8 million compared to net loss attributable to the Company of RMB13.4 million during the same period in 2016, representing a decrease in loss of RMB1.3 million.

Basic and diluted net loss per share was RMB3.70 (US$0.56) and RMB4.11 for the three-month period ended September 30, 2017 and 2016, respectively.

Total shareholders’ equity was RMB230.32 million or US$34.62 million as of September 30, 2017, compared with RMB265.21 million as of December 31, 2016.

As of September 30, 2017, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Nine Months 2017 Results

Net sales during the nine-month period ended September 30, 2017 were RMB211.9 million or US$31.8 million, compared to RMB183.0 million, during the same period in 2016, representing an increase of RMB28.9 million or 15.8%. The increase of average sales price caused an increase of RMB21.3 million and the increase in the sales volume caused an increase of RMB7.6 million.

In the nine-month period ended September 30, 2017, sales of specialty films were RMB75.8 million or US$11.4 million or 35.8% of our total revenues as compared to RMB68.0 million or 37.1% in the same period of 2016, which was an increase of RMB7.8 million, or 11.5% as compared to the same period in 2016. The increase of average sales price caused an increase of RMB0.1 million and the increase in the sales volume caused an increase of RMB7.7 million.

Overseas sales during the nine months ended September 30, 2017 were RMB44.2 million or US$6.7 million, or 20.9% of total revenues, compared with RMB35.1 million or 19.2% of total revenues in the same period in 2016. This was RMB9.2 million higher than the same period in 2016. The increase in sales volume resulted in an increase of RMB5.2 million and the increase of average sales price caused an increase of RMB3.9 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2017			Nine-Month Period Ended September 30, 2016
	RMB	US$	% of Total	RMB	% of Total
Sales in China	167,622	25,193	79.1%	147,944	80.8%
Sales in other countries	44,245	6,651	20.9%	35,079	19.2%

	211,867	31,844	100.0%	183,023	100.0%

Our gross profit was RMB15.5 million or US$2.3 million for the first nine months ended September 30, 2017, representing a gross profit margin of 7.3%, as compared to a gross profit margin of 6.7% for the same period in 2016. Correspondingly, gross profit rate increased by 0.6 percentage points. Our average product sales prices increased by 11.2% compared to the same period last year while the average cost of goods sold increased by 10.5% compared to the same period last year. Consequently, the amount of increase in sales price was higher than that in cost of goods sold during the nine months ended September 30, 2017 compared with the same period in 2016, which resulted in an increase in our gross profit.

Operating expenses for the nine months ended September 30, 2017 were RMB44.3 million or US$6.7 million, compared to RMB42.2 million in the same period in 2016, which was RMB2.1 million or 5.0% higher than the same period in 2016. This increase is mainly due to increased expenses on research and development.

Conference Call Information

The Company will host a teleconference on Wednesday, November 29, 2017, at 8:00 a.m. EST / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331internationally, and entering the following Conference ID: 22811. The replay will be available until December 29, 2017, at 8:00 a.m. EST.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei'sBOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
CitigateDeweRogerson
Phone: +1-646-284-9427
Email: vivian.chen@citigatedewerogerson.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2017		December 31, 2016
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	23,720	3,565	13,343
Restricted cash	72,551	10,905	73,421
Accounts and bills receivable, net	23,151	3,480	29,453
Inventories	21,419	3,219	25,153
Advance to suppliers	11,634	1,749	6,043
Prepayments and other receivables	1,696	255	6,489
Deferred tax assets – current	1,298	195	1,199
Total current assets	155,469	23,368	155,101

Property, plant and equipment, net	382,344	57,467	410,654
Construction in progress	366	55	431
Lease prepayments, net	16,963	2,550	17,358
Advance to suppliers - long term, net	1,700	256	1,861
Deferred tax assets - non current	7,926	1,191	8,032

Total assets	564,768	84,887	593,437

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	65,000	9,770	60,000
Long-term loan, current portion	1,625	244	3,300
Due to related parties	134,413	20,202	131,747
Accounts payables	19,544	2,937	20,581
Notes payable	100,000	15,030	100,888
Advance from customers	5,530	831	3,509
Accrued expenses and other payables	5,507	828	5,204
Total current liabilities	331,619	49,842	325,229

Deferred tax liabilities	2,822	424	2,997

Total liabilities	334,441	50,266	328,226

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	2,002	13,323
Additional paid-in capital	311,907	46,880	311,907
Statutory reserve	37,441	5,627	37,441
Retained earnings	(134,382)	(20,198)	(98,505)
Cumulative translation adjustment	2,038	310	1,045
Total shareholders’ equity	230,327	34,621	265,211
Total equity	230,327	34,621	265,211
Total liabilities and equity	564,768	84,887	593,437

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2017		2016	2017		2016
	RMB	US$	RMB	RMB	US$	RMB
Net sales	73,857	11,101	61,560	211,867	31,844	183,023
Cost of sales	67,145	10,092	60,504	196,373	29,515	170,752

Gross profit (loss)	6,712	1,009	1,056	15,494	2,329	12,271

Operating expenses
Selling expenses	3,410	513	3,193	10,617	1,596	9,482
Administrative expenses	12,917	1,941	9,497	33,669	5,060	32,694
Total operating expenses	16,327	2,454	12,690	44,286	6,656	42,176

Operating loss	(9,615)	(1,445)	(11,634)	(28,792)	(4,327)	(29,905)

Other income (expense)
- Interest income	103	16	200	607	91	552
- Interest expense	(2,244)	(337)	(2,030)	(7,097)	(1,067)	(5,491)
- Others income (expense), net	(374)	(56)	26	(763)	(115)	(1,328)

Total other expense	(2,515)	(377)	(1,804)	(7,253)	(1,091)	(6,267)

Loss before provision for income taxes	(12,130)	(1,822)	(13,438)	(36,045)	(5,418)	(36,172)

Income tax benefit (expense)	54	8	10	168	25	492

Net loss	(12,076)	(1,814)	(13,428)	(35,877)	(5,393)	(35,680)

Net loss attributable to noncontrolling interests	-	-	-	-	-	-
Net loss attributable to the Company	(12,076)	(1,814)	(13,428)	(35,877)	(5,393)	(35,680)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest	-	-	(2)	-	-	(24)
- Foreign currency translation adjustments attributable to the Company	1,206	181	(9)	993	149	(88)

Comprehensive loss attributable to non-controlling interest	-	-	(2)	-	-	(24)
Comprehensive loss attributable to the Company	(10,870)	(1,633)	(13,437)	(34,884)	(5,244)	(35,768)

Loss per share, Basic and diluted	(3.70)	(0.56)	(4.11)	(10.99)	(1.65)	(10.93)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2017		2016
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(35,877)	(5,392)	(35,680)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	32,334	4,860	32,122
- Amortization of intangible assets	394	59	393
- Deferred income taxes	(168)	(25)	(492)
- Bad debt (recovery) expense	714	107	1,670
-Inventory provision	(57)	(9)	(226)
Changes in operating assets and liabilities
- Accounts and bills receivable	5,589	840	(14,219)
- Inventories	3,790	570	2,968
- Advance to suppliers	(5,591)	(840)	(2,580)
- Prepaid expenses and other current assets	100	15	79
- Accounts payable	(1,037)	(157)	540
- Accrued expenses and other payables	354	53	(1,450)
- Advance from customers	2,021	304	370
- Tax payable	4,693	705	10,952

Net cash provided by (used in) operating activities	7,259	1,090	(5,553)

Cash flow from investing activities
Purchases of property, plant and equipment	(4,024)	(605)	(11,064)
Restricted cash related to trade finance	871	131	(27,521)
Advance to suppliers - non current	161	24	(478)
Amount change in construction in progress	65	10	1,293

Net cash used in investing activities	(2,927)	(440)	(37,770)

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(252)	(1,675)
Proceeds from short-term bank loans	5,000	752	45,000
Proceeds from related party	2,666	401	(22,401)
Payment of capital lease obligation	-	-	(302)
Change in notes payable	(888)	(133)	24,053

Net cash provided by financing activities	5,103	768	44,675

Effect of foreign exchange rate changes	942	225	(28)

Net increase in cash and cash equivalent	10,377	1,643	1,324

Cash and cash equivalent
At beginning of period/year	13,343	1,922	14,355
At end of period/year	23,720	3,566	15,679

SUPPLEMENTARY DISCLOSURE:
Interest paid	7,097	1,067	5,491
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,040	307	2,172
Obligations for acquired equipment under capital lease:	-	-	-